Exhibit 99.1

VIÑA CONCHA Y TORO S.A.
VICONTO
SECURITIES REGISTER NUMBER 0043
ISSUE OF SHARES FOR PAYMENT

Santiago, April 6, 2009

To the Shareholders
Viña Concha y Toro S. A.

Dear Shareholder,

          By agreement of the board of Viña Concha y Toro S.A. and in accordance with article 104 of the Corporations Law 18,045 and General Rule No.30 of the Superintendency of Securities and Insurance, I inform you that:

a)

At the extraordinary shareholders meeting of Viña Concha y Toro S.A. (the Company) held on December 18, 2008, whose minutes were recorded in public deed dated December 30, 2008, at the 43rd notary office of Santiago of Juan Ricardo San Martín Urrejola, it was agreed to increase the capital of the Company by Ch$30,000,000,000 through the issue of 28,000,000 common, nominative and no par value shares for payment.

The extract of the above deed was registered in folio 2189, No.1457 in the Santiago Trade Register on January 15, 2009 and published in the Official Gazette (No.39,264) on January 17, 2009.

b)

The Superintendency of Securities and Insurance, on April 2, 2009, registered the issue of 28,000,000 common, nominative and no par value shares for payment in the Securities Register with the number 869, for a total amount of Ch$30,000,000,000, with respect to the above capital increase. The term for the issuance, subscription and payment of these shares is three years from December 18, 2008.

c)	The proceeds of this share issue will be used to prepay debts of the Company and its subsidiaries which were incurred for the Company’s investment programs.

d)

This issue is offered preferentially to shareholders of the Company, who have the right to subscribe for 0.038933731 new shares for every share held registered in the Shareholders Register on April 7, 2009. These shares will be offered at a price of Ch$930 (nine hundred and thirty pesos) per share and should be paid (i) fully in cash at the same time as subscription, whether in cash, bank draft, electronic transfer or any other instrument or title representing money payable on demand, or (ii) at least one half of the value of subscription of all the shares subscribed should be paid in cash, in the same manner indicated in i) above and the balance should be paid within a maximum term of one year from the date of subscription of the shares, in which case the subscription price for such shares will be adjusted in the same proportion as the variation in the value of the Unidad de Fomento, as indicated in article 16 of the Corporations Law.

The notification of the preferential option to subscribe for these shares, with which the option period begins, will be published in El Mercurio newspaper of Santiago on April 15, 2009.

e)

Shareholders with the right to subscribe for the shares or assignees of the options, should show their intention to subscribe to the Company in writing within 30 days from the start date of the option, i.e. between April 15 and May 15, 2009, it being understood that this right is renounced if such intention is not expressed in that term.

f)

The preferential right to subscribe is essentially renounceable and transferable within the term of 30 days stated in e) above. The transfer of the options should be made by a private deed signed by the assignor and assignee before two adult witnesses or stockbroker or public notary or a public deed signed by the assignor and assignee. The assignment shall be effective with respect to the Company and third parties once it is advised of the same, through the document evidencing the assignment and the respective option right certificate, in the event that the latter has been issued and withdrawn from the Company.

The Company shall make available to shareholders and assignees requesting them, certificates evidencing the preferential subscription rights held. These will be issued within two days of their request and may be withdrawn from the head offices of the Company at Av. Nueva Tajamar 481, North Tower, 15th floor, Las Condes, Santiago, between 9 a.m. and 5 p.m. Any other information regarding the rights transfer procedures may be obtained directly from the Company.

g)

The shares that are not subscribed by shareholders or their assignees with rights to them during the preferential option period, and the shares arising from fractions produced in the pro rata sharing among the shareholders, may be offered freely by the board to shareholders and/or third parties, on the occasions and for the amounts that the board considers pertinent, being fully authorized to determine the procedures for this, in the form established in the Corporations Law, its regulations and the rules set for this purpose by the Superintendency of Securities and Insurance. These shares should be offered at values equal to or greater than and on the same conditions as those of the preferential subscription offer (except that these values should be paid in cash at the time of subscription), or at different values and conditions provided these are carried out on a stock exchange after a period of 30 days from the expiry of the term of the preferential option period.

h)	The following is a summary of the Company’s share volumes traded on the stock exchanges over the last twelve months:

	Santiago Stock Exchange
Month	Shares Traded	Amount Traded (Ch$)	Average Price (Ch$)
March 2008	15,366,753	12,583,003,509	821.88
April 2008	10,607,931	9,311,702,206	877.80
May 2008	25,156,006	23,162,919,697	916.10
June 2008	12,133,879	11,069,973,178	912.32
July 2008	11,373,203	9,961,976,505	877.80
August 2008	8,891,677	8,538,223,715	962.32
September 2008	14,417,304	14,422,027,036	1,000.01
October 2008	9,289,084	8,448,859,481	909.53
November 2008	19,832,523	21,048,598,932	1,061.36
December2008	9,364,477	8,963,960,628	957.19
January 2009	4,834,061	4,807,146,221	994.45
February 2009	2,193,846	2,277,605,109	1,038.14

NOTES:	- Prices and amounts are expressed in pesos of the month stated.
- The average prices exclude direct transactions of UF 30,000 or more, transactions below UF 20 and inter-exchange transactions.

	Chilean Electronic Exchange
Month	Shares Traded	Amount Traded (Ch$)	Average Price (Ch$)
March 2008	2,349,619	1,953,696,089	840.01
April 2008	548,580	473,764,780	863.62
May 2008	2,103,641	1,935,000,664	925.65
June 2008	1,796,769	1,632,292,506	912.25
July 2008	138,388	121,211,135	875.88
August 2008	222,068	218,590,343	984.34
September 2008	368,376	369,843,941	1,003.98
October 2008	382,577	344,833,058	901.34
November 2008	1,778,136	1,929,727,557	1,048.87
December2008	555,819	536,952,966	966.06
January 2009	417,549	409,274,336	980.18
February 2009	66,299	68,253,061	1,029.47

Note: Prices expressed on pesos of the month stated.

As established in clause 16 of the Manual for Setting Closing Prices, in the case of share transactions made over the trading systems for volumes of UF 10,000 or over or a number of shares representing 1% or more of the total subscribed and paid shares of the same series, no official closing, highest, lowest or average prices are set.

	Valparaiso Stock Exchange
Month	Shares Traded	Amount Traded (Ch$)	Average Price (Ch$)
March 2008	11,600	9,918,000	855.000
April 2008	40,629	34,679,104	853.555
May 2008	2,680	2,457,100	916.828
June 2008	11,200	10,234,000	913.750
July 2008	4,755	4,198,125	882.886
August 2008	7,620	7,653,520	1,004.399
September 2008	1,550	1,570,000	1,012.903
October 2008	20,305	18,148,111	893.775
November 2008	13,140	14,098,900	1,072.976
January 2009	1,630	1,662,600	1,020
February 2009	2,500	2,625,000	1,050

Note: There were no shares transactions during December 2008.

i)	These shares have been rated as First Class Level 2 and First Class Level 1 by the credit-rating agencies Feller-Rate Clasificadora de Riesgo and Humphreys Ltda. Clasificadora de Riesgo, respectively.

Please accept this information and take as met the legal and regulatory rules that oblige Viña Concha y Toro S.A. to provide it.

Yours sincerely,
Eduardo Guilisasti Gana
Chief Executive Officer
Viña Concha y Toro S.A.